

June 6, 2011

Randy Hibma
Chief Financial Officer
Genmed Holding Corp.
Rontgenlaan 27
2719 DX Zoetermeer,
The Netherlands, 2719 DX

**Re: Genmed Holding Corp.**
**Form 10-K for Fiscal Year Ended December 31, 2010**
**Filed on April 18, 2011**
**File No. 000-26607**

Dear Mr. Hibma:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings, and providing any requested information.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations –Comparison of the Years Ended December 31, 2010 and 2009, page 9

1.      We note that the increase in selling, general and administrative expense was primarily due to the management fee of the CEO for services performed in 2009 which the Company did not record until 2010. Please quantify for us the amount of expense recorded during 2010 that related to services performed during 2009. Additionally please tell us and quantify for us any other amounts recorded during 2010 that were incurred during 2009.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 29

2.      Please amend your filing to disclose your conclusion regarding the effectiveness of your internal controls over financial reporting.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Aamira Chaudhry at 202-551-3389 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

                                        Sincerely,


                                        Lyn Shenk
                                        Branch Chief